FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January 2004

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ☑	Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                               ]

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Apostolos Tamvakakis

(Registrant)

Date: 14th January, 2004	Apostolos Tamvakakis Deputy Governor

12 January 2004

Announcement

National Bank of Greece S.A. announces that, following its announcement of 31 October 2003, on 31 December 2003 decision No K2-16866/31.12.2003 of Deputy Minister of Development approving the merger through absorption by the Bank of its 100% owned affiliated company “Olympias Tourism Hotels S.A.”, completed pursuant to the provisions of Law 2166/93, art. 1-5, and Codified Law 2190/20, art. 69 – 77 and 78, was registered in the Register of Sociétés Anonymes. The merger was approved by decisions of the Boards of Directors of National Bank of Greece and Olympias Tourism Hotels S.A., on 30 October 2003 and 29 October 2003 respectively. Since the Bank owns 100% of the stock of the company undergoing absorption, no share exchange ratio is involved in the merger, and completion of the merger does not lead to any increase in the share capital of National Bank of Greece.